1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Exhibit 99.1
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website: www.sibanyestillwater.com
MARKET RELEASE

Sibanye-Stillwater invests further in the circular economy as it expands its tailings retreatment exposure through a 19.99% investment in New Century Resources
Johannesburg, 27 October 2021:
Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) (Sibanye-Stillwater) is
pleased to announce that it has entered into investment agreements to acquire a 19.99% shareholding in
New Century Resources Limited (Ticker ASX: NCZ) (New Century) through a new equity placement, and sub-underwriting of a New Century entitlement offer, for a maximum cash consideration of US$46 million1
(the Transaction). The Transaction is expected to be completed in December 2021, with a portion (outlined in the “Transaction details” section) subject to approval by New Century shareholders.
More about New Century
New Century is a leading tailings management and rehabilitation company which currently owns the
Century tailings zinc retreatment operations in Queensland, Australia and is listed on the Australian
Securities Exchange. The Century zinc operations were placed on care and maintenance in 2016 following depletion of the original open pit in-situ reserves after producing and processing on average 475ktpa zinc and 50ktpa lead concentrate for 16 years. New Century converted existing processing infrastructure to enable re-processing of legacy tailings waste dumps. The infrastructure refurbishment was completed in
August 2018 and the operations have been re-processing tailings since.
Key operating metrics:2
•
Top 15 global zinc producer with annual zinc (Zn) production of 128 ktpa (FY2021)
•
Reserves: 51.8Mt at 3.1% Zn for 1,613kt contained Zn (including tailings of 49.3Mt at 3.1% Zn content for
1,473kt contained Zn)
•
Resources (incl. Reserves): 65.2Mt at 3.5% Zn for 2,306kt contained Zn (including tailings of 53Mt at 3%
Zn for 1,604kt contained Zn)
•
Life of Mine (LOM) to 2027, with indicated and inferred resources offering opportunity to extend LOM to 2030+
•
Attractive second quartile industry cost curve position, with C1 cash costs (net of by-products) of
US$0.89/lb Zn(2)(3)
vs current spot of US$1.59/lb
1
Being a maximum subscription amount of A$61.39 million and at an assumed exchange rate of A$1.00/US$07517.
2
The information in this announcement that relates to New Century – including in relation to production, mineral resources and ore reserves estimates, costs and other financial information or plans – is extracted from publicly available information about New Century. Sibanye‐Stillwater has not independently verified such information, and, to the maximum extent permitted by law, makes no representation or warranty, express or implied, as to the fairness, accuracy, correctness, completeness or adequacy of any information in relation to New Century.
3
As of the quarter ending September 2021.

The New Century management team has a proven track record of best practice tailings reprocessing in
Australia and is focused on expanding the business by providing best-in-class advisory services to large-
scale, tailings reprocessing and rehabilitation operations in Australia and globally.
Investment rationale
Sibanye-Stillwater believes that the Transaction represents a unique opportunity to generate long-term value for our stakeholders while enhancing its profile as a premier, global tailings retreatment leader, uniquely positioned to play a key role in future supply chains for a sustainable circular economy.
This investment in New Century represents an attractive opportunity for Sibanye-Stillwater on a standalone basis, given the ability to own 19.99% of a high-quality tailings retreatment business in Australia and complements our existing investment in DRDGOLD Limited (DRDGOLD) in South Africa. As New Century
develops its environmental liability management advisory service to large mining clients globally, and on the back of increased scale and visibility, we expect New Century to benefit from a re-rating in line with recyclers and waste management providers. Therefore, the investment itself is expected to have embedded re-rating potential as New Century grows and develops its strategy with the assistance of
Sibanye-Stillwater as a partner.
Sibanye-Stillwater took the opportunity to create an industry-leading surface mining partnership with
DRDGOLD in November 2017 by vending selected gold surface reprocessing assets and currently owns
50.7% in DRDGOLD. The investment in New Century allows Sibanye-Stillwater to expand on the success of its investment in DRDGOLD in another tier-1 mining jurisdiction and to build a global platform for tailings retreatment with associated complementary partnerships.
The investment in New Century further diversifies Sibanye-Stillwater geographically, providing a foothold into Australia, a high-quality international mining jurisdiction.
The Transaction also allows for potential sharing of technological best practices and synergy realisation across Sibanye-Stillwater's various investment platforms, further advancing Sibanye-Stillwater as a global,
ESG-focused industry leader in tailings reprocessing.
New Century’s investment in the Mt Lyell copper mine will also provide an opportunity for sustainable green copper production, large scale tailings reprocessing and rehabilitation. Through this investment Sibanye-
Stillwater further increases its exposure to green metals.
Transaction details
Sibanye-Stillwater (through its wholly-owned subsidiary) will acquire a 19.99% ownership stake in New
Century through a phased equity investment program (expected to be completed in December 2021) in line with New Century’s announced capital raising timetable
https://newcenturyresources.com/investor-centre/announcements. The investment in New Century will be conducted as a subscription by Sibanye-Stillwater for newly issued New Century ordinary shares at an issue price of A$0.155 per share. This represents a 0% discount to New Century’s market close on
30 September 2021 (being the last trading day in New Century shares before the date of this announcement), for a total consideration of up to US$46 million(1). The phased equity investment program will comprise an unconditional placement to (among others) Sibanye-Stillwater, the partial sub-underwriting by Sibanye-
Stillwater of a New Century entitlement offer, and a conditional placement to Sibanye-Stillwater subject to the approval of New Century shareholders (Conditional Placement).
The Transaction will be funded through Sibanye-Stillwater’s available cash reserves. Relevant regulatory approvals (including South African Reserve Bank and Australian Foreign Investment Review Board) have been received for the Transaction. The Conditional Placement (only) remains subject to the approval of
New Century shareholders at its Annual General Meeting planned to be held in November 2021.
For more information on the Transaction, refer to
https://www.sibanyestillwater.com/news-investors/news/transactions/new-century-resources/.
Sibanye-Stillwater Chief Executive Officer Neal Froneman commented, “This investment in New Century represents a significant next step in our strategy of building a leading global tailings retreatment business,

diversified by commodity and geography and is aligned with our sustainability strategy of building a climate change resilient business.
We have been impressed with what the New Century management team has achieved at developing a globally significant zinc producing business through the reprocessing of tailings, whilst facilitating the rehabilitation of an old mine site.
We are pleased to partner with New Century Resources in this exciting next phase of their growth at Mt
Lyell and support their vision of growing their Tailings Management advisory service business model globally, to produce green metals and address environmental legacy issues.”
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Advisors and counsel

Financial Advisor: Citigroup Global Markets Limited
Legal Advisors: Ashurst and Webber Wentzel

FORWARD LOOKING STATEMENTS
The information in this document may contain forward-looking statements within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.
All statements other than statements of historical facts included in this report may be forward-looking statements.
Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect”, “plan”,
“anticipate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation,
Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments;
changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold and PGMs; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the occurrence of labour disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of regulatory costs and relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology and communications systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of
HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the
Integrated Annual Report 2020 and the Annual Report on Form 20-F for the fiscal year ended 31 December 2020.
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).
These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.